                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



                           Fountain Oil Incorporated
                                (Name of Issuer)


                     Common Stock Par Value $0.10 per share
                         (Title of Class of Securities)


                                  285392 10 6
                                 (CUSIP Number)


                             Thomas W. Landry, Jr.
                       8411 Preston Road, Suite 720, LB3
                              Dallas, Texas 75225
                                 (214) 750-7474
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 7, 1996
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

This statement on Schedule 13D relates to the Common Stock, par value $0.10 per share, of Fountain Oil Incorporated, a Delaware corporation. With respect to Touchdown Corporation and Thomas W. Landry, Jr., in his individual capacity, this statement represents Amendment No. 4 to the Schedule 13D filed by them and dated September 9, 1991, as amended by Amendment No. 3 thereto dated January 7, 1994, Amendment No. 2 thereto dated December 31, 1991, and Amendment No. 1 thereto dated December 11, 1991.

With respect to The CNW Irrevocable Trust II dated December 11, 1991, this statement represents Amendment No. 2 to the Schedule 13D filed by it and dated December 11, 1991, as amended by Amendment No. 1 thereto dated January 7, 1994.

With respect to The CNW Irrevocable Trust dated September 10, 1991, this statement represents Amendment No. 3 to the Schedule 13D filed by it and dated September 9, 1991, as amended by Amendment No. 2 thereto dated January 7, 1994, and Amendment No. 1 thereto dated December 31, 1991.

This amendment is filed to reflect that the Reporting Persons, individually and collectively, are no longer the beneficial owners of more than 5% of the Issuer's common stock, and to terminate the Schedule 13D that is amended hereby.





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


(1)   Name of Reporting Person                          Touchdown
                                                        Corporation

      S.S. or I.R.S. Identification
      No. of Above Person                               75-2279307

(2)   Check the Appropriate box if a                    (a)
      Member of a Group (See Instructions)              (b) X

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                OO, WC

(5)   Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization              Texas

Number of Shares    (7) Sole Voting Power               123,200
Beneficially Owned
by Each Reporting   (8) Shared Voting Power
Person With
                    (9) Sole Dispositive Power          123,200

                    (10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                          123,200

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)        X

(13)  Percent of Class Represented in Row (11)          1.1%

(14)  Type of Reporting Person (See Instructions)       CO


(1)   Name of Reporting Person                          The CNW
                                                        Irrevocable Trust
                                                        dated September
                                                        10, 1991,
                                                        Tom Landry, Jr.,
                                                        as Trustee

      S.S. or I.R.S. Identification
      No. of Above Person                               Not Applicable

(2)   Check the Appropriate box if a                    (a)
      Member of a Group (See Instructions)              (b) X

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                OO

(5)   Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization              Texas

Number of Shares    (7) Sole Voting Power               264,481
Beneficially Owned
by Each Reporting   (8) Shared Voting Power
Person With
                    (9) Sole Dispositive Power          264,481

                    (10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                          264,481

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)        X

(13)  Percent of Class Represented in Row (11)          2.3%

(14)  Type of Reporting Person (See Instructions)       OO


(1)   Name of Reporting Person                          The CNW
                                                        Irrevocable
                                                        Trust II dated
                                                        December 11,
                                                        1991, Tom
                                                        Landry, Jr. as
                                                        Trustee

      S.S. or I.R.S. Identification
      No. of Above Person                               Not Applicable

(2)   Check the Appropriate box if a                    (a)
      Member of a Group (See Instructions)              (b) X

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                OO

(5)   Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization              Texas

Number of Shares    (7) Sole Voting Power               48,000
Beneficially Owned
by Each Reporting   (8) Shared Voting Power
Person With
                    (9) Sole Dispositive Power          48,000

                    (10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                          48,000

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)        X

(13)  Percent of Class Represented in Row (11)          0.42%

(14)  Type of Reporting Person (See Instructions)       OO





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


(1)   Name of Reporting Person                          Thomas W.
                                                        Landry, Jr.

      S.S. or I.R.S. Identification
      No. of Above Person                               ###-##-####

(2)   Check the Appropriate box if a                    (a)
      Member of a Group (See Instructions)              (b) X

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                PF, OO

(5)   Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization              United States

Number of Shares    (7) Sole Voting Power               552,440*
Beneficially Owned
by Each Reporting   (8) Shared Voting Power
Person With
                    (9) Sole Dispositive Power          552,440*

                    (10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                          552,440*

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)

(13)  Percent of Class Represented in Row (11)          4.84%

(14)  Type of Reporting Person (See Instructions)       IN



- -------------------------

* Includes 123,200 shares owned by Touchdown Corporation. Power is held by Thomas W. Landry, Jr. as the sole shareholder and sole director. Also includes 264,481 shares owned by The CNW Irrevocable Trust dated September 10, 1991. Power is held by Thomas W. Landry, Jr. in his capacity as the sole trustee. Also includes 48,000 shares owned by The CNW Irrevocable Trust II dated December 11, 1991. Power is held by Thomas W. Landry, Jr. in his capacity as the sole trustee.




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


ITEM 1. SECURITY OF ISSUER

       The response to Item 1 of the Schedule 13D filed by the Reporting Persons, as amended, is amended by deleting the same and replacing it with the following:

       "This statement relates to the common stock, $0.10 par value per share (the "Common Stock"), of Fountain Oil Incorporated, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1400 Broadfield Blvd., Suite 200, Houston, Texas 77084-5163. The Issuer's Common Stock is currently traded on the Nasdaq National Market System under the symbol "GUSH." It is also listed and traded on the Oslo Stock Exchange under the symbol "FOO." The Issuer's Common Stock was traded on Nasdaq OTC Electronic Bulletin Board under the symbol "EORI" until April 5, 1995."


ITEM 2. IDENTITY AND BACKGROUND

       The response to Item 2 of the Schedule 13D filed by the Reporting Persons, as amended, is unchanged.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The response to Item 3 of the Schedule 13D filed by the Reporting Persons, as amended, is unchanged.


ITEM 4. PURPOSE OF TRANSACTION.

       The response to Item 4 of the Schedule 13D filed by the Reporting Persons, as amended, is unchanged.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       The response to Item 5 of the Schedule 13D filed by the Reporting Persons, as amended, is hereby amended by deleting the first paragraph and replacing it with the following:

       "Based on information furnished by the Issuer, there are currently 11,422,348 Shares of Common Stock of the Issuer outstanding."

       The response to Item 5 of the Schedule 13D filed by the Reporting Persons, as amended, is further amended with respect to Touchdown Corporation by deleting the response set forth in subparagraph (a) and replacing it with the following:

       "(a) Touchdown Corporation is the beneficial owner of 123,200




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


       shares of Common Stock of the Issuer which represents 1.1% of the total outstanding Common Stock. The current amount of Common Stock beneficially owned by Touchdown Corporation reflects sales of Common Stock and the 1 for 25 reverse stock split accomplished through the merger of parent and subsidiary corporations in December, 1994."

       The response to Item 5 of the Schedule 13D filed by the Reporting Persons, as amended, is hereby further amended by deleting the response set forth in subparagraph (a) with respect to The CNW Irrevocable Trust dated September 10, 1991 and replacing it with the following:

       "(a) The CNW Irrevocable Trust dated September 10, 1991 is the beneficial owner of 264,481 shares of Common Stock of the Issuer which represents 2.3% of the total outstanding Common Stock. The current amount of Common Stock beneficially owned by The CNW Irrevocable Trust dated September 10, 1991, reflects the amount owned following sales of Common Stock and the 1 for 25 reverse stock split accomplished through the merger of parent and subsidiary corporations in December, 1994."

       The response to Item 5 of the Schedule 13D filed by the Reporting Persons, as amended, is hereby further amended by deleting the response set forth in subparagraph (a) with respect to The CNW Irrevocable Trust II dated December 11, 1991 and replacing it with the following:

       "(a) The CNW Irrevocable Trust II dated December 11, 1991 is the beneficial owner of 48,000 shares of Common Stock of the Issuer, which represents 0.42% of the total outstanding Common Stock. The current amount of Common Stock beneficially owned by The CNW Irrevocable Trust II dated December 11, 1991, reflects the amount owned following sales of Common Stock and the 1 for 25 reverse stock split accomplished through the merger of parent and subsidiary corporations in December, 1994."

       The response to Item 5 of the Schedule 13D filed by the Reporting Persons, as amended, is hereby further amended by deleting the response set forth in subparagraph (a) with respect to Thomas W. Landry. Jr. and replacing it with the following:

       "(a) Thomas W. Landry, Jr. directly owns 116,759 shares of Common Stock of the Issuer. By virtue of Thomas W. Landry, Jr.'s 100% ownership of the outstanding capital stock of Touchdown Corporation and his position as sole Director and President of Touchdown Corporation, Thomas W. Landry, Jr. may also be deemed to be the beneficial owner of shares of Common Stock of the Issuer owned directly by Touchdown Corporation (123,200 shares). In his capacity as sole trustee of The CNW Irrevocable Trust dated September 10, 1991, Thomas W. Landry, Jr. may also be deemed to be the beneficial owner of shares of Common Stock of the Issuer owned by The CNW Irrevocable Trust dated September 10, 1991 (264,481 shares). In his capacity as sole trustee of The

       CNW Irrevocable Trust II dated December 11, 1991, Thomas W. Landry, Jr. may also be deemed to be the beneficial owner of shares of Common Stock of the Issuer owned by The CNW Irrevocable Trust II dated December 11, 1991 (48,000 shares). The 552,440 shares of Common Stock of the Issuer which may be deemed to be beneficially owned by Thomas W. Landry, Jr. represents 4.84% of the total outstanding Common Stock. The current amount of Common Stock beneficially owned by Mr. Landry reflects the amount owned following sales of Common Stock and the 1 for 25 reverse stock split accomplished through the merger of parent and subsidiary corporations in December, 1994."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The response to Item 6 of the Schedule 13D filed by the Reporting Persons, as amended, with respect to Touchdown Corporation is amended by deleting the paragraph following subparagraph (l) and replacing it with the following:

       "All Warrants have either been exercised or have expired. Touchdown Corporation owns no currently exercisable warrants."

       The response to Item 6 of the Schedule 13D filed by the Reporting Persons. as amended, with respect to The CNW Irrevocable Trust dated September
10. 1991 is amended by deleting the paragraph following subparagraph (l) and replacing it with the following:

       "All Warrants have either been exercised or have expired. The CNW Irrevocable Trust dated September 10, 1991 owns no currently exercisable warrants."

       The response to Item 6 of the Schedule 13D filed by the Reporting Persons, as amended, is amended with respect to Thomas W. Landry. Jr. by adding the following the paragraph following subparagraph (n):

       "All Warrants have either been exercised or have expired. Mr. Landry owns no currently exercisable warrants."


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       The response to Item 7 of the Schedule 13D filed by the Reporting Persons, as amended, is unchanged.




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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1996


                                   Touchdown Corporation



                                By /s/ THOMAS W. LANDRY, JR.
                                   ------------------------------------
                                   Thomas W. Landry, Jr.,
                                   President





                                   Tom Landry, Jr., Trustee of the
                                   CNW Irrevocable Trust dated
                                   September 10, 1991



                                By /s/ THOMAS W. LANDRY, JR.
                                   ------------------------------------
                                   Thomas W. Landry, Jr., Trustee





                                   Tom Landry, Jr., Trustee of the
                                   CNW Irrevocable Trust II dated
                                   December 11, 1991



                                By /s/ THOMAS W. LANDRY, JR.
                                   ------------------------------------
                                   Thomas W. Landry, Jr., Trustee




                                   /s/ THOMAS W. LANDRY, JR.
                                   ------------------------------------
                                   Thomas W. Landry, Jr.




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